Exhibit 99.1

Sapiens’ Decision Management Platform Selected by American Family Insurance

Company will use the Decision platform to standardize business processes and decision-making logic across the organization

Raleigh, North Carolina – May 26, 2020 – Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that American Family Insurance (American Family), a private American mutual organization, selected Sapiens Decision for Insurance.

American Family selected Sapiens Decision for Insurance and plans to utilize it as a decision platform across various insurance operating companies. The implementation process is underway and American Family plans to scale quickly, with core business logic modeled for personal property, auto and umbrella insurance products during the first stage, to be followed by additional products.

“Our offerings make business logic accessible, manageable and scalable for business users – and enable organizations to foster compatibility between disparate systems – accelerating the pace of the business and creating a significant amount of agility,” said Harold Westervelt, managing director, Sapiens Decision.

Sapiens Decision for Insurance (formerly called “Sapiens Decision”) transforms how insurance carriers are approaching change, by modernizing traditional business rules management. It enables insurers to grow their business and respond to market needs through accurate and consistent enforcement of business rules and policies. It is used by major insurance companies in property & casualty (P&C), life, commercial and personal lines to implement process automation and effect digital transformation.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

About the American Family Insurance Group

Based in Madison, Wisconsin, American Family Insurance has been serving customers since 1927. We inspire, protect and restore dreams through our insurance products, exceptional service from our agency owners and employees, community investment and creative partnerships to address societal challenges. American Family Insurance group is the nation’s 13th-largest property/casualty insurance group, ranking No. 306 on the Fortune 500 list. The group sells American Family-brand products, primarily through exclusive agency owners in 19 states. The American Family Insurance group also includes CONNECT, powered by American Family Insurance (formerly Ameriprise Auto & Home), The General, Homesite and Main Street America. Across these companies the group has more than 13,500 employees nationwide. For more information: www.amfam.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com